Exhibit 99.2

Phoenix Asia Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

	September 30,	March 31,
	2025	2025
	USD	USD

Assets
Current assets
Cash at banks	1,521,280	2,376,362
Accounts receivable, net	5,177,879	1,631,524
Contract assets, net	53,296	48,451
Deferred offering cost	-	947,587
Income tax receivable	107,865	-
Deposits and other receivable	1,463,744	16,782
Total current assets	8,324,064	5,020,706

Non-current assets
Plant and equipment, net	47,644	62,507
Right-of-use assets - operating lease	17,514	5,894
Contract assets, net	300,859	273,509
Deferred tax assets	7,104	7,104
Total non-current assets	373,121	349,014
Total assets	8,697,185	5,369,720

Liabilities
Current liabilities
Accounts payable	1,009,412	1,350,632
Finance lease liabilities	5,334	5,334
Operating lease liabilities	990	5,943
Due to a director	131,623	157,257
Accrued expenses	37,802	696,966
Income tax payable	-	23,060
Total current liabilities	1,185,161	2,239,192

Non-current liabilities
Operating lease liabilities	-	-
Finance lease liabilities	11,110	13,777
Long service payments obligation	5,401	6,625
Total non-current liabilities	16,511	20,402
Total liabilities	1,201,672	2,259,594

Shareholders’ equity
Ordinary shares, 5,000,000,000 shares authorized; USD0.00001 par value, 21,600,000 and 20,000,000 shares issued and outstanding, as of September 30, 2025 and March 31, 2025, respectively	216	200
Additional paid in capital	4,562,099	375,064
Retained earnings	2,933,198	2,734,862
Total shareholders’ equity	7,495,513	3,110,126
Total liabilities and shareholders’ equity	8,697,185	5,369,720

Phoenix Asia Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Revenue	3,511,591	3,789,610
Cost of revenue	(2,770,148)	(2,709,378)
Gross profit	741,443	1,080,232

Operating expenses
General and administrative expenses	(527,121)	(330,894)
Total operating expenses	(527,121)	(330,894)

Income from operations	214,322	749,338

Other income (expense)
Interest expense, net	(67)	(333)
Other income	329	1,121
Total other income, net	262	788

Income before tax expense	214,584	750,126
Income tax expense	(16,248)	(118,685)
Net income and total comprehensive income	198,336	631,441

Net income per share attributable to ordinary shareholders
Basic and diluted	0.01	0.04

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	21,390,164	16,249,180

Phoenix Asia Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2024	16,100,000	161	(161)	3	1,708,544	1,708,547
Net income for the period (unaudited)	-	-	-	-	631,441	631,441
Issue of ordinary shares (unaudited)	3,900,000	39	-	375,061	-	375,100
Balance as of September 30, 2024 (unaudited)	20,000,000	200	(161)	375,064	2,339,985	2,715,088

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2025	20,000,000	200	-	375,064	2,734,862	3,110,126

Net income for the period (unaudited)	-	-	-	-	198,336	198,336
Issue of ordinary shares (unaudited)	1,600,000	16	-	4,187,035	-	4,187,051
Balance as of September 30, 2025 (unaudited)	21,600,000	216	-	4,562,099	2,933,198	7,495,513

Phoenix Asia Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Operating activities:
Net income	198,336	631,441
Adjustments:
Depreciation of plant and equipment	14,863	15,349
Amortization of right-of-use assets – operating lease	11,400	11,400
Expected credit loss allowance of contract assets	-	38,924
Expected credit loss allowance of accounts receivable	-	35,776
Long service payment (non-cash)	(1,224)	413
Deferred tax	-	(10,717)
Change in working capital items:
Change in accounts receivable	(3,546,355)	67,549
Change in contract assets	(32,195)	(113,688)
Change in deposits and other receivable	(1,446,962)	-
Change in deferred offering cost	947,587	(7,359)
Change in accounts payable	(341,220)	(407,901)
Change in operating lease liabilities	(4,127)	(9,512)
Change in income tax payable	(130,925)	129,401
Change in amount due to a director	(25,534)	(1,565)
Change in accrued expenses	(659,164)	49,692
Cash (used) / generated from operating activities	(5,015,520)	429,203

Investing activities:
Acquisition for plant and equipment	-	(30,214)
Proceeds from disposal of plant and equipment	-	-
Cash used in investing activities	-	(30,214)

Financing activities:
New issued shares	4,186,951	375,000
Principal payments for finance lease liabilities	(26,513)	(2,222)
Cash generated from financing activities	4,160,438	372,778

Net (decrease) / increase in cash at banks	(855,082)	771,767

Cash at banks as of beginning of the period	2,376,362	890,578

Cash at banks as of the end of the period	1,521,280	1,662,345

Supplementary Cash Flows Information
Cash paid for income tax	(475,943)	-

Cash paid for interest	(733)	(333)